Exhibit 99.1

Hi everyone,

My name is Maya Shah and I’m the Director of the valuations team here at Masterworks.

Our latest offering is a painting by the iconic street artist, Keith Haring. After developing his signature style in the New York City subway system in the 1970s, Haring would cement himself in the art world alongside other emerging artists and friends, such as Andy Warhol and Jean-Michel Basquiat.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 140 examples of Haring’s work from around the world, many of which are priced in excess of $5 million. Of these examples, this is the eighth we have selected to be offered on the Masterworks platform.

The current offering, “xUxnxtxixtxlxexdx xNxox.x x1x0x,” was completed by the artist in 1988 and depicts two, interwoven figures who appear to be on the brink of embrace. The figures are boldly illustrated and set against a bright crimson ground.

Prior to Masterworks’ acquisition of the Painting, it remained in the same private collection since its original sale at Martin Lawrence Galleries in 1990, the same year the artist passed away, and was included in an important exhibition in 2005 titled, “The Keith Haring Show,” which was organized by La Triennale di Milano.

As of October 2022, examples similar to the Painting, depicting intertwined or embracing figures, have sold for over $4 million at auction and include: “Sister Cities - For Tokyo” (1985), which is larger than the Painting and sold for $4.5 million at Sotheby’s, New York in November 2018, and “Untitled” (1984), a work on metal comparable in scale to the Painting, which sold for $3 million at Phillips in London in June of 2017.

Between February 1985 and October 2018, auction sales of works similar to our offering have increased at an estimated annualized appreciation rate of 16.5%.